Exhibit 99.2

ATA CREATIVITY GLOBAL

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

		December 31,	September 30,	September 30,
	Note	2024	2025	2025
				USD
		RMB	RMB	(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	(1)	36,523,995	96,807,261	13,598,435
Accounts receivable, net		2,712,845	298,376	41,913
Prepaid expenses and other current assets	(4)	27,402,834	29,433,191	4,134,456
Total current assets		66,639,674	126,538,828	17,774,804
Long-term investments	(5)	38,000,000	—	—
Property and equipment, net	(7)	38,698,086	33,808,663	4,749,075
Intangible assets, net	(8)	46,236,111	34,491,667	4,845,016
Goodwill	(8)	196,289,492	196,289,492	27,572,621
Other non-current assets		35,156,141	34,606,874	4,861,199
Right-of-use assets	(9)	35,907,761	35,214,706	4,946,580
Deferred income tax assets		—	1,581,981	222,220
Total assets		456,927,265	462,532,211	64,971,515
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIE without recourse to the Company of RMB117,920 and RMB69,988 as of December 31, 2024 and September 30, 2025, respectively)	(11)	56,372,960	45,416,644	6,379,639
Short-term loan		—	32,063,829	4,503,979
Lease liabilities-current	(9)	18,085,643	16,238,233	2,280,971
Deferred revenues	(12)	280,036,806	292,413,743	41,075,115
Total current liabilities		354,495,409	386,132,449	54,239,704
Lease liabilities-non-current	(9)	17,120,842	17,579,017	2,469,310
Deferred income tax liabilities	(13)	5,664,822	—	—
Other non-current assets
Total liabilities		377,281,073	403,711,466	56,709,014
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares			—	—
Issued: 64,581,140 and 64,505,252 shares as of December 31, 2024 and September 30, 2025, respectively			—	—
Outstanding: 63,249,096 and 63,509,024 shares as of December 31, 2024 and September 30, 2025, respectively		4,755,623	4,764,603	669,280
Treasury shares—585,358 common shares as of December 31, 2024 and September 30, 2025, at cost		(8,201,046)	(8,201,046)	(1,151,994)
Additional paid-in capital		547,915,003	548,711,589	77,077,060
Accumulated other comprehensive loss		(36,952,183)	(36,839,527)	(5,174,818)
Accumulated deficit		(427,806,949)	(449,550,590)	(63,147,997)
Total shareholders’ equity attributable to ATA Creativity Global		79,710,448	58,885,029	8,271,531
Non-controlling interests		(64,256)	(64,284)	(9,030)
Total shareholders’ equity		79,646,192	58,820,745	8,262,501
Commitments and contingencies	(19)	—	—	—
Total liabilities and shareholders’ equity		456,927,265	462,532,211	64,971,515

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	167,144,553	178,985,729	25,141,976
Cost of revenues	89,543,642	98,916,478	13,894,715
Gross profit	77,600,911	80,069,251	11,247,261
Operating expenses:
Research and development	2,924,091	2,359,214	331,397
Sales and marketing	72,387,180	62,573,843	8,789,696
General and administrative	62,414,642	60,131,363	8,446,602
Provision for loan receivable and other receivables	—	(3,781,662)	(531,207)
Total operating expenses	137,725,913	121,282,758	17,036,488
Other operating income, net	86,586	118,602	16,660
Loss from operations	(60,038,416)	(41,094,905)	(5,772,567)
Other income (expense):
Gain on disposal of PPE	17,699.00	—	—
Investments income	—	11,932,630	1,676,167
Interest income, net of interest expenses	867,865	189,473	26,615
Foreign currency exchange losses, net	(7,668)	(17,670)	(2,482)
Loss before income taxes	(59,160,520)	(28,990,472)	(4,072,267)
Income tax benefit	(9,823,637)	(7,246,803)	(1,017,952)
Net loss	(49,336,883)	(21,743,669)	(3,054,315)
Net loss attributable to non-controlling interests	(72)	(28)	(4)
Net loss attributable to ACG	(49,336,811)	(21,743,641)	(3,054,311)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(61,945)	112,656	15,825
Comprehensive loss attributable to ACG	(49,398,756)	(21,630,985)	(3,038,486)
Basic and diluted losses per common share attributable to ACG	(0.78)	(0.34)	(0.05)
Basic and diluted losses per ADS attributable to ACG	(1.56)	(0.68)	(0.1)

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

							Total
	Common shares				Accumulated		shareholders’
	Number of			Additional	other		equity attributable		Total
	Outstanding		Treasury	paid-in	comprehensive	Accumulated	to ATA Creativity	Non-controlling	shareholders’
	shares	Amount	Shares	capital	loss	deficit	Global	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	62,893,960	4,730,128	(8,201,046)	545,222,465	(37,004,507)	(391,709,172)	113,037,868	(64,161)	112,973,707
Net loss	—	—	—	—	—	(49,336,811)	(49,336,811)	(72)	(49,336,883)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(61,945)	—	(61,945)	—	(61,945)
Share-based compensation	—	—	—	2,653,050	—	—	2,653,050	—	2,653,050
Payments of individual income tax in connection with shares directly withheld from employees	53,788	3,833	—	(10,065)	—	—	(6,232)	—	(6,232)
Cash collected upon exercise of share options	—	—	—	—	—	—	—	—	—
Acquisition of non-redeemable non-controlling interests	—	—	—	—	—	—	—	—	—
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—
Settlement of vested share options and vested shares using treasury shares	—	—	—	—	—	—	—	—	—
Balance as of September 30, 2024	62,947,748	4,733,961	(8,201,046)	547,865,450	(37,066,452)	(441,045,983)	66,285,930	(64,234)	66,221,696
Balance as of September 30, 2024-USD	—	674,584	(1,168,640)	78,070,202	(5,281,927)	(62,848,550)	9,445,669	(9,153)	9,436,516
Balance as of December 31, 2024	63,249,096	4,755,623	(8,201,046)	547,915,003	(36,952,183)	(427,806,949)	79,710,448	(64,256)	79,646,192
Net loss	—	—	—	—	—	(21,743,641)	(21,743,641)	(28)	(21,743,669)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	112,656	—	112,656	—	112,656
Share-based compensation	—	—	—	466,276	—	—	466,276	—	466,276
Issuance of common shares with net-settlement of employee individual income tax	259,928	8,980	—	(36,383)	—	—	(27,403)	—	(27,403)
Exercise of share options	—	—	—	366,693	—	—	366,693	—	366,693
Acquisition of non-redeemable non-controlling interests	—	—	—	—	—	—	—	—	—
Settlement of vested share options and vested shares using treasury shares	—	—	—	—	—	—	—	—	—
Balance as of September 30, 2025	63,509,024	4,764,603	(8,201,046)	548,711,589	(36,839,527)	(449,550,590)	58,885,029	(64,284)	58,820,745
Balance as of September 30, 2025-USD		669,280	(1,151,994)	77,077,060	(5,174,818)	(63,147,997)	8,271,531	(9,030)	8,262,501

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-month period September 30,
	2024	2025	2025
	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(49,336,883)	(21,743,669)	(3,054,315)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain from disposal of long-term investments	—	(11,932,630)	(1,676,167)
Depreciation & amortization	17,786,367	18,953,220	2,662,343
Loss (gain) from disposal of property and equipment	(51,177)	75,817	10,650
Share based compensation	769,733	466,276	65,497
Deferred income tax expense (benefit)	(9,823,637)	(7,246,803)	(1,017,952)
Foreign currency exchange loss (gain)	1	501	70
Accounts receivable	1,086,428	2,414,469	339,158
Prepaid expenses and other current assets	(12,406,932)	(1,974,656)	(277,378)
Other non-current assets	(2,650,849)	549,267	77,155
Accrued expenses and other payables	2,075,530	(11,709,906)	(1,644,881)
Deferred revenues	48,346,006	12,376,937	1,738,578
Loss (gain) on deconsolidation of subsidiaries and others, net	438,153	—	—
Net cash used in operating activities	(3,767,260)	(19,771,177)	(2,777,242)
Cash flows from investing activities:
Cash paid for property and equipment	(18,581,054)	(2,408,489)	(338,318)
Cash receipt from property and equipment disposal	44,970	15,052	2,114
Proceeds from disposal of affiliates and partial business	(89,543)	49,932,630	7,013,995
Cash paid for liabilities assumed in relation to acquisition of Youru	(198,333)
Net cash (used in) provided by investing activities	(18,823,960)	47,539,193	6,677,791
Cash flows from financing activities:
Cash paid for employee individual income tax for net-settlement of vested shares	(6,232)	(27,403)	(3,849)
Cash received from short-term loan	—	32,063,829	4,503,979
Cash received for exercise of share options	—	366,693	51,509
Cash paid for repurchase of common shares	1,883,317
Net cash provided by (used in) financing activities	1,877,085	32,403,119	4,551,639
Effect of foreign exchange rate changes on cash and cash equivalents	(61,969)	112,132	15,751
Net increase (decrease) in cash and cash equivalents	(20,776,105)	60,283,266	8,467,940
Cash and cash equivalents at beginning of year	60,167,232	36,523,995	5,130,495
Cash and cash equivalents at end of year	39,391,127	96,807,261	13,598,435
Supplemental disclosures of cash flow information:
Cash paid for income tax	—	—	—
Cash refunded for income tax	(4)	—	—
Non-cash investing and financing activities:
Disposal of net liabilities of subsidiaries, excluding cash	(348,610)	—	—
Lease liability arising from obtaining Right-of-use assets	27,278,207	24,471,216	3,437,451

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Creativity Global (the “Company” or “ACG”, formerly known as ATA Inc.), through its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiary (collectively referred to as the “Group”), offers a range of educational services consisting primarily of portfolio training service, research-based learning service, overseas study counselling service and other educational services primarily to individual students in person or online mainly through its training centers in the People’s Republic of China.

VIE Agreements

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are restricted from providing ICP services in the PRC, including having more than 50% ownership of entities engaged in providing such services. ATA Intelligent Learning (Beijing) Technology Limited (“ATA Intelligent Learning” or “VIE”) is engaged to provide, but not limited to, ICP services, such as providing online trainings and platforms in PRC. The Company has no legal ownership interest in ATA Intelligent Learning. The legal ownership interests of ATA Intelligent Learning are 90% owned by Mr. Xiaofeng Ma, the chairman of the board and chief executive officer of the Company, and 10% owned by Mr. Haichang Xiong, general counsel of the Company prior to August 12, 2020 and by Mr. Jun Zhang, president and director of the Company effective from August 12, 2020. Mr. Ma, Mr. Xiong and Mr. Zhang are PRC citizens. All individuals are nominee shareholders of ATA Intelligent Learning and holding their equity interests on behalf of the Company. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity interest pledge agreement, an exclusive technical consulting and services agreement and a power of attorney (collectively, the “VIE Agreements”) among ATA Education Technology (Beijing) Limited (“ATA Education”), ATA Intelligent Learning, and their nominee shareholders, the nominee shareholders of ATA Intelligent Learning have granted all their legal rights including voting rights and disposition rights of their equity interests in ATA Intelligent Learning to ATA Education. The nominee shareholders of ATA Intelligent Learning do not participate significantly in income and loss and do not have the power to direct the activities of ATA Intelligent Learning that most significantly impact its economic performance. Accordingly, ATA Intelligent Learning is considered a variable interest entity. The Company entered into the VIE Agreements to preserve the flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments.

Although the Company does not have an equity investment in ATA Intelligent Learning, the Company has other variable interests in ATA Intelligent Learning through its wholly-owned subsidiary, ATA Education, including (i) ATA Education’s subordinated loans to Mr. Xiaofeng Ma, Mr. Haichang Xiong and Mr. Jun Zhang (used by them to finance their equity investment in ATA Intelligent Learning) and other subordinated loans to ATA Intelligent Learning, (ii) ATA Education’s right, under the loan agreement, to receive all the dividends declared by ATA Intelligent Learning through its nominee shareholders, (iii) ATA Education’s exclusive purchase option, under the call option and cooperation agreement, to acquire (or to have ATA Education’s designee acquire) 100% of the equity interest or assets in ATA Intelligent Learning for a consideration equal to the loans provided by ATA Education to Mr. Xiaofeng Ma, Mr. Haichang Xiong and Mr. Jun Zhang, to the extent permitted under PRC law and (iv) ATA Education, under the call option and cooperation agreement, is obligated to provide financial support to ATA Intelligent Learning’s operation to which ATA Education has no recourse right if ATA Intelligent Learning cannot repay such financing due to its losses.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company has a controlling financial interest in ATA Intelligent Learning through its wholly-owned subsidiary, ATA Education, because the Company (i) has the power to direct activities of ATA Intelligent Learning that most significantly impact the economic performance of ATA Intelligent Learning; and (ii) the obligation to absorb the losses and the right to receive benefits of ATA Intelligent Learning that could potentially be significant to ATA Intelligent Learning. Thus, the Company is the primary beneficiary of ATA Intelligent Learning.

Accordingly, the financial statements of ATA Intelligent Learning are consolidated in the Company’s consolidated financial statements. Under the terms of the VIE Agreements, ATA Intelligent Learning’s nominee shareholders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the equity (net assets) and net incomes or losses of ATA Intelligent Learning are attributed to the Company.

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA Education lent to ATA Intelligent Learning’s nominee shareholders, Mr. Xiaofeng Ma and Mr. Haichang Xiong, interest free loans in the amount of RMB 10.0 million, out of which RMB 1.0 million and RMB 9.0 million were stipulated to lend on March 15, 2018 and December 28, 2018, respectively, for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. The nominee shareholders of ATA Intelligent Learning can only repay the loans by transferring all of their legal ownership interest in ATA Intelligent Learning to ATA Education or to a party designated by ATA Education. The nominee shareholders of ATA Intelligent Learning are required to pay to ATA Education all dividends received from ATA Intelligent Learning. In the event that the nominee shareholders of ATA Intelligent Learning transfer their equity interests to the ATA Education or its designee at a price equivalent to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loan, the excess amount will be paid to ATA Education as loan interest. The initial terms of the loans are ten years, which may be extended upon the written agreement of ATA Education and ATA Intelligent Learning’s nominee shareholders. The approval of ATA Intelligent Learning is not required for the renewal of the loan agreements nor can ATA Intelligent Learning terminate the loan agreement during the contract term. On March 19, 2019 and April 20, 2019, ATA Education, ATA Intelligent Learning and each of the nominee equity shareholders of ATA Intelligent Learning entered into two supplementary agreements to the VIE agreements, pursuant to which the aggregate amount of loans made by ATA Education to the nominee shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning was increased from RMB 10.0 million to RMB 50.0 million with all other terms and conditions under the VIE Agreements remain unchanged. According to the supplementary agreements, ATA Education lent additional RMB 40.0 million to the nominee shareholders in 2019 for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. On August 12, 2020, the loan agreement entered by Mr. Haichang Xiong with ATA Education, and the rights and obligations of Mr. Haichang Xiong under the two supplementary agreements terminated as a result of the equity interest in ATA Intelligent Learning transferred by Mr. Haichang Xiong to Mr. Jun Zhang, and Mr. Haichang Xiong repaid his borrowing of RMB 5.0 million under such agreements to ATA Education on August 17, 2020. On August 12, 2020, Mr. Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new loan agreement with ATA Education on the same terms as the loan agreement and the two supplementary agreements previously entered by Mr. Haichang Xiong and borrowed RMB 5.0 million from ATA Education on August 17, 2020 pursuant to aforementioned loan agreement.

Exclusive technical consulting and services agreement: ATA Education has the sole and exclusive right to provide specified technical and consulting services to ATA Intelligent Learning. The Parties agree that the intellectual property rights created by ATA Education in the course of performing this agreement, including without limitation any copyrights, trademarks or logos registered or not, patents and proprietary technology, shall belong to ATA Education. The consulting fee payable by ATA Intelligent Learning to ATA Education shall be confirmed by ATA Education in writing and be calculated based on the actual time spent by ATA Education in providing services to ATA Intelligent Learning on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, ATA Education shall confirm the total consulting and other fees incurred for the year in writing and ATA Intelligent Learning shall settle any outstanding fees on a timely basis. This agreement was entered in on March 15, 2018 and shall continue for a period of 30 years and shall be automatically extended for another 10 years unless ATA Education gives written notice terminating this agreement 3 months before the expiration.

Call option and cooperation agreement: Pursuant to the call option and cooperation agreement entered into among ATA Education, ATA Intelligent Learning and its nominee shareholders, when permitted by applicable laws, ATA Education (or any eligible party designated by ATA Education) shall have the right to acquire, at any time, all of ATA Intelligent Learning’s assets or its share equity owned by the nominee shareholders of ATA Intelligent Learning, at a price equal to the sum of the principal amounts of the loans from ATA Education to the nominee shareholders of ATA Intelligent Learning. If ATA Education elects to purchase a portion of ATA Intelligent Learning’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased relative to the total share equity or assets. Without the prior written consent of ATA Education, ATA Intelligent Learning may not sell or otherwise dispose its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the nominee shareholders. ATA Education is also obligated to provide financial support to ATA Intelligent Learning’s operation to which ATA Education has no recourse right if ATA Intelligent Learning cannot repay such financing due to its losses. This agreement shall be effective upon the execution date and remain effective thereafter. This agreement can only be terminated with the unanimous consent of all parties, except that ATA Education may terminate this agreement with 30 days prior notice to the other parties.

Equity interest pledge agreement: To secure the payment obligations of ATA Intelligent Learning, ATA Intelligent Learning’s nominee shareholders have pledged to ATA Education their entire equity ownership interests in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the nominee shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Education, as pledgee, will have the right to acquire the pledged equity interests. The nominee shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Education’s rights relating to the equity pledge shall not be suspended or hampered by the nominee shareholders, their successors or their designates. During the term of the equity interest pledge agreements, ATA Education has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreement shall commence on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Education enforces the equity interest pledge agreement pursuant to the terms and conditions, to satisfy its rights under the secured obligations and pledged collateral in full, or (c) the nominee shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the Call Option and Cooperation Agreement and no longer holds any equity interest in ATA Intelligent Learning. ATA Intelligent Learning has registered these equity interest pledge agreements with the competent State Administration for Market Regulation (SAMR, previously known as State Administration for Industry and Commerce, or SAIC) on April 27, 2018. The registration of the equity pledge enables ATA Education to enforce the equity pledge against third parties who acquire the equity interests of ATA Intelligent Learning in good faith. According to the equity transfer agreement entered into by Mr. Haichang Xiong and Mr. Jun Zhang, on August 12, 2020, Mr. Haichang Xiong transferred all his equity interest in ATA Intelligent Learning to Mr. Jun Zhang, as well as his obligations and rights under the equity interest pledge agreement entered into by himself. On the same day, Mr. Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new equity interest pledge agreement with ATA Education and ATA Intelligent Learning on the same terms as the equity pledge agreement previously entered by Mr. Haichang Xiong. The term of the equity interest pledge agreements entered by Mr. Jun Zhang shall commence on the date of August 12, 2020 and shall expire on the earlier of the Expiration Conditions. ATA Intelligent Learning has registered the equity interest pledge agreement entered by Mr. Jun Zhang with SAMR, on February 26, 2021.

Power of attorney: Pursuant to the irrevocable powers of attorney, each of the nominee shareholders of ATA Intelligent Learning, who signed the power of attorney on March 15, 2018, appointed ATA Education or any eligible person designated by ATA Education as his attorney-in-fact to exercise all voting rights and other nominee shareholders rights of ATA Intelligent Learning, including but not limited to appointing or electing on their directors and executive officers. The person designated by ATA Education is entitled to sign the transfer documents necessary for the fulfilment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of ATA Intelligent Learning. The term of the powers of attorney shall be consistent with the term of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

The Company relies on the VIE Agreements to operate and control ATA Intelligent Learning. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Company with control over ATA Intelligent Learning. Any failure by ATA Intelligent Learning or its nominee shareholders to perform their obligations under the VIE Agreements would have a material adverse effect on the financial position and financial performance of the Company. All the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion of Jincheng Tongda & Neal Law Firm, the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. The Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements with ATA Intelligent Learning are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

●revoke the Company’s business and operating licenses;
●levy fines on the Company;

●confiscate any of the Company’s income that they deem to be obtained through illegal operations;
●shut down a portion or all of the Company’s servers or block a portion or all of the Company’s website;
●discontinue or restrict the Company’s operations in PRC;
●impose conditions or requirements with which the Company may not be able to comply;
●require the Company to restructure its corporate and contractual structure;
●take other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these government actions, or any inability to enforce the contractual arrangements upon a breach, causes the Company to lose its ability to direct the activities of ATA Intelligent Learning or receive substantially all the economic benefits and residual returns from ATA Intelligent Learning and the Company is not able to restructure its ownership structure and operations in a satisfactory manner, the Company would no longer be able to consolidate the financial results of ATA Intelligent Learning in the Company’s consolidated financial statements. Total assets, total liabilities, equity, revenues, net income and cash flows of the Company would be significantly less than the reported amount in the consolidated financial statements of the Company. In the opinion of management, the likelihood of deconsolidation of ATA Intelligent Learning is remote based on current facts and circumstances.

The equity interests of ATA Intelligent Learning are legally held by Mr. Ma, Mr. Xiong and Mr. Zhang as nominee shareholders on behalf of ACG. Mr. Ma is chairman of the board and director of ACG, Mr. Xiong was general counsel of ACG and Mr. Zhang is president and director of ACG. Mr. Ma holds approximately 40% of the total ordinary shares of the Company issued and outstanding as of September 30, 2024 and 2025. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Education could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Education. The Company relies on the nominee shareholders, who are ACG’s director and general counsel, who owe fiduciary duties to ACG, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ACG and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The nominee shareholder of ATA Intelligent Learning was changed from Mr. Haichang Xiong to Mr. Jun Zhang on August 12, 2020. There are no substantive changes on terms of the VIE agreements.

ATA Intelligent Learning holds 70% equity interests of Beijing Zhenwu Technology Development Co., Ltd., or Beijing Zhenwu, a PRC company newly established in August 2021. Beijing Zhenwu was mainly engaged in conducting some of the Group’s short-term project-based art learning services and terminated its business since early 2022.

The Company’s involvement with ATA Intelligent Learning and its subsidiary, or the consolidated VIE, under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as presented below.

The following assets and liabilities information of the Group’s consolidated VIE as of December 31, 2024 and September 30, 2025 and net revenues, net loss and cash flows for the nine months ended September 30, 2024 and 2025, were included in the accompanying consolidated financial statements of the Company.

	December 31,	September 30,
	2024	2025
	RMB	RMB
Cash	360,788	392,676
Prepaid expenses and other current assets	—	—
Total current assets	360,788	392,676
Long-term investments (i)	42,537,827	32,958,456
Other non-current assets	10,000	10,000
Total assets	42,908,615	33,361,132
Accrued expenses and other payables	117,920	69,988
Amounts due to related parties (ii)	66,217,253	67,417,253
Total current liabilities	66,335,173	67,487,241
Total liabilities	66,335,173	67,487,241

	Nine-month period September 30,
	2024	2025
	RMB	RMB
Net revenues	4,236	—
Net loss	(12,711,699)	(10,699,551)

	Nine-month period September 30,
	2024	2025
	RMB	RMB
Net cash used in operating activities	(1,145,142)	(1,168,112)
Net cash used in investing activities	—	—
Net cash provided by financing activities (iii)	1,200,000	1,200,000
(i)

Long-term investments as of December 31, 2024 and September 30, 2025 include investment cost and share of losses derived from the 30.96 % equity interests investment in Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”) in the amount of RMB 42,537,827 and RMB32,958,456, respectively, which is eliminated on consolidation.

(ii)	Amounts due to related parties represent the amounts due to the Company’s subsidiaries, which are eliminated on consolidation.
(iii)

RMB1,200,000 of net cash provided by financing activities for Nine-month period ended September 30, 2024 and 2025 respectively were related to the transactions with the Company’s subsidiaries, which are eliminated on consolidation.

In accordance with the VIE Agreements, the Company has the power to direct the activities of the consolidated VIE and can have assets transferred out of the consolidated VIE. Therefore, the Company considers that there are no assets in the consolidated VIE that can be used only to settle obligations of the consolidated VIE, except for the registered capital amounting RMB 50.0 million as of September 30, 2025. None of the assets of the consolidated VIE has been pledged or collateralized. The creditors of the consolidated VIE do not have recourse to the general credit of ATA Education or the Company.

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31,	September 30,
	2024	2025
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	27,548,189	40,300,890
— Denominated in U.S. Dollar (“USD”)	150	157
Total cash balances held at mainland PRC financial institutions	27,548,339	40,301,047
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in Hong Kong Dollar (“HKD”)	581	355
— Denominated in USD	8,975,075	56,246,401
— Denominated in GBP		259,458
Total cash and cash equivalents balances held at HKSAR financial institutions	8,975,656	56,506,214
Total cash and cash equivalents balances held at financial institutions	36,523,995	96,807,261

The bank deposits with financial institutions in the PRC are insured by the government authority up to RMB500,000. The bank deposits with financial institutions in the HKSAR are insured by the government authority up to HKD500,000. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and HKSAR with acceptable credit rating.

Geographic concentration

A substantial portion of the Company’s net revenues were generated from educational services in China. The regulatory regime for educational services industry in China continues to rapidly evolve and the relevant laws, regulations or interpretations may change in the future. Any changes that adversely affect the Company’s business in China will have a material adverse effect on the Company’s financial condition and results of operations.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, in which ACG, directly or indirectly, has a controlling financial interest and its variable interest entity and its subsidiary, or the consolidated VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Non-redeemable non-controlling interests are separately presented as a component of equity in the consolidated financial statements.

(b)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the fair value determinations of identifiable assets acquired and liabilities assumed, the fair values of share-based payments and other equity investments, the collectability of loan receivable and other receivables, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of long-lived assets, goodwill and long-term investments, determination of estimated stand-alone selling prices of performance obligations, variable consideration and measurement of progress towards completion in revenue recognition. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Foreign currency

The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company, ATA Testing Authority (Holdings) Limited (“ATA BVI”), ATA Creativity Global (Hong Kong) Limited (“ACG HK”) (formerly known as Xing Wei Institute (Hong Kong) Limited (“Xing Wei”) and ACG International Group Limited (“ACGIGL”)’s functional currency is USD. The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiary is RMB.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of comprehensive income (loss) in the line item “Foreign currency exchange gains (losses), net.”

Assets and liabilities of the Company, ATA BVI, ACG HK and ACGIGL are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. Equity accounts other than retained earnings (accumulated deficit) generated in the current period are translated into RMB using the appropriate historical rates. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income (loss) within equity. Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of the readers, the 2025 Q3 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 7.1190, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of September 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on September 30, 2025.

(e)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f)Fair value measurements

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in an orderly transaction and principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

(g)Revenue recognition

The Group’s revenue is primarily generated from portfolio training services, research-based learning services, overseas study counselling services and other educational services through its training centers in China. Revenue is recognized net of Value Added Tax (“VAT”). VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until paid to the tax authorities.

The Group recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes).

The transaction price includes variable consideration where the Company’s performance may result in full or partial return of the service fees based on the final outcome of the performance targets. The Company estimates the transaction price at contract inception based on expected value method, which the Company believes to be better predict with the amount of consideration to which it will be entitled in the contract. In making the estimate of variable consideration, the Company applies judgments which are inherently subjective. This includes the assessment of the final outcome of the performance targets and its historical experience and performance. The amount of estimated variable consideration included in the transaction price is limited only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable condition is subsequently resolved. Management reviews these estimates on a regular basis. Any changes in these factors which affect the estimated variable consideration and revenue recognized are applied prospectively.

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The Group’s contracts with customers also include promises to transfer multiple services. For these contracts, the Group accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price (“SSP”) for each distinct performance obligation. In instances where SSP is not directly observable, such as when the Group does not sell the product or service separately, the Group determines the SSP using information that may include market conditions and other observable inputs. For these contracts with variable consideration, the Group determines that variable consideration is allocated according to the method as described above, because variable consideration is attributable to all of the performance obligations in a contract.

i)	Portfolio training services

Portfolio training services primarily consist of one-on-one or small-group training at the training centers or online platform in which the teachers provide guidance to students to practice observational drawing or other forms of art work and finally compile the selected pieces to form a portfolio.

Individual students select to enroll either in time-based program in which they can take a pre-determined number of hours of training or in a project-based program in which they are guided to complete a portfolio that usually consists of three to five art projects. Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contract with the student since the individual student simultaneously receives and consumes the benefits of the portfolio training services as the Group performs. Under project-based programs, the number of hours of training required to complete a project is not pre-determined and varies depending on the background and requirements of individual student. The Group reassesses the total hours of training pursuant to each contract of project-based program with individual student on a quarterly basis. Any adjustments arising from the changes of estimated training hours are applied prospectively.

ii)	Research-based learning services (formerly known as the educational travel services)

The Group provides educational travel services for individual students to bring them art-related experience by providing integration of both travel and study activities in each educational service contract according to the background of individual students. In 2020, the Group introduced new services under the “research-based learning services”, which mainly consist of domestic educational travel services, academic educational learning services, workshop experience services and transferrable credit courses. Revenue is recognized when control of the promised services is transferred to customers in an amount of consideration which the Group expects to be entitled to in exchange for those services.

iii)	Overseas study counselling services

The Group provides overseas study counselling services to students who intend to study abroad on the following aspects, including but not limited to, customized timetable for applicants, university and program selection, developing paperwork for applications, interview simulation and enrollment documents preparation.

The Group provides integration and customization of the promised services in each overseas study counselling service contract depending on the background and requirements of the students and aims to deliver a combined output for counselling service to cover both academic and practical aspects during the entire process of application. The promised services are highly interdependent and interrelated and are accounted as one performance obligation, as the promised services in a contract are not distinct within the context of the contract. Since the students simultaneously receive and consume the benefits of these services throughout the service period as the Group performs, the Group recognizes revenue over the counselling service period on the basis of costs incurred to-date to the total estimated costs.

iv)	Other educational services

Other educational services mainly consist of language training services, junior art education services and in-school classes The Group recognizes revenues from the other educational services proportionately when the services are delivered.

(h)	Contract cost

Sales commissions to sales personnel and third-party agents, and incentives to existing students for referred customers are accounted for as incremental cost of obtaining sales contracts from customers and are initially recognized as an amortizable asset in other non-current assets. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). The amortization expenses of contract cost assets were RMB 18,085,480 and RMB 19,466,548, for the periods ended September 30, 2024 and 2025, respectively.

(i)	Cost of revenues

Cost of revenues primarily consist of (1) teaching fees, payroll compensation for teaching support and administrative staff from the training centers, performance-linked bonuses paid to teachers, rental payments for training centers, as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of research-based learning services and overseas study counselling services, and (3) teaching fees, payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and other services.

(j)	Research and development costs

Research and development costs primarily consist of salaries and benefits for the Group’s research and development personnel, outsourcing services costs and other costs relating to the design, development, testing and enhancement of the technology systems in support for the rendering of the Group’s products and services. Research and development costs are expensed as incurred. Research and development cost incurred over software developed was primarily for internal use and treated as follows.

The Group expenses all costs that are incurred in connection with the planning and implementation phases of the development of software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. No costs were capitalized for any of the periods presented.

(k)	Lease

The Group is a lessee in a number of non-cancellable operating leases, primarily for training center and office spaces.

The Group accounts for leases in accordance with ASC Topic 842, Leases (see Note 9) The Group determines if an arrangement is or contains a lease at contract inception. The Group recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date.

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date.

Key estimates and judgments include how the Group determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term and (3) lease payments.

●	ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Group cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Group generally uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Group does not generally borrow on a collateralized basis, it uses the interest rate it pays on its non-collateralized borrowings as an input to deriving an appropriate incremental borrowing rate, adjusted for the amount of the lease payments, the lease term and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.
●	Lease payments included in the measurement of the lease liability are comprised of fixed payments, including in-substance fixed payments, owed over the lease term, which includes termination.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The leases entered into within the Group do not incur initial direct costs or lease incentives. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost is recognized on a straight-line basis over the lease term.

Variable lease payments associated with the Group’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expense in the Group’s consolidated statements of comprehensive income (loss) in the same line item as expense arising from fixed lease payments for operating leases.

ROU assets for operating lease are periodically reduced by impairment losses. The Group uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Group monitors for events or changes in circumstances that require reassessment of its leases. When a reassessment results in the re-measurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

Operating lease ROU assets are presented as operating lease right of use assets on the consolidated balance sheet. The current portion of operating lease liabilities is included in lease liabilities-current and the long-term portion is presented separately as lease liabilities-non-current on the consolidated balance sheets.

The Group has elected not to recognize ROU assets and lease liabilities for short-term leases of training centers and offices that have a lease term of 12 months or less. The Group recognizes the lease payments associated with its short-term training centers and offices leases as an expense on a straight-line basis over the lease term.

As of December 31, 2024 and September 30, 2025, the Company did not have any finance leases.

(l)	Income taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax status is recognized in income in the period that includes the enactment date or the date of change in tax status. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

A deferred tax liability is not recognized for the excess of the Company’s financial statement carrying amount over the tax basis of its investment in a foreign subsidiary, if there exists specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrates that remittance of the earnings will be postponed indefinitely.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively in the consolidated statements of comprehensive income (loss).

(m)	Share-based payment

The Group measures the cost of employee share options and non-vested shares based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and non-vested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. Awards granted to employees with performance conditions are measured at fair value on the grant date and are recognized as compensation expenses in the period and thereafter when the performance goal becomes probable to achieve. We elect to recognize the effect of forfeitures as compensation cost when they occur. To the extent the required vesting conditions are not met which leads to the forfeiture of the share-based awards, previously recognized compensation expenses relating to such awards will be reversed.

When there is a modification of the terms and conditions of an award of equity instruments, the Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. Cancellations in the vesting period are treated as an acceleration of vesting, and recognized immediately for the amount that would otherwise be recognized for services over the vesting period.

When there is a change in the grantee status from an employee to a non-employee, if grantee retains the awards on a change in status and continues to provide substantive services to the Group, the change in status results in a new measurement date for the unvested awards with compensation costs measured as if the awards were newly issued to the grantee on the date of the change in status. If grantee retains the awards on a change in status and is not required to provide substantive services to the grantor subsequent to that change in status, the change in status is, in substance, an acceleration of the vesting of the arrangement.

(n)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments with original maturity less than three months and readily convertible to known amount of cash.

(o)	Accounts receivable

Accounts receivable are recognized at invoiced amounts, less an allowance for uncollectible accounts, if any.

In connection with the adoption of ASC 326 Financial Instruments-Credit Losses (the “ASC 326”) on January 1, 2020, the new accounting standard replaced the incurred loss impairment methodology for recognizing credit losses with a new methodology that requires recognition of lifetime expected credit losses when a financial asset is originated or purchased, even if the risk of loss is remote, which results in losses being recognized earlier. The new methodology (referred to as the current expected credit losses model, or “CECL”) applies to most financial assets measured at amortized cost, including accounts receivables, and requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses.

(p)	Long-term investments

Equity method investments

The Group applies the equity method to account for an equity interest in an investee over which the Group has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as investment income (loss) in the consolidated statements of comprehensive income (loss).

The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other than temporary. The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

Other equity investments

In connection with the adoption of ASC321 Investment—Equity Securities as of January 1, 2018, the Group have elected to apply the measurement alternative to measure the equity investments that do not have readily determinable fair values at cost, adjusted for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. The Group considers information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

The Group makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period, and write down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value. If an equity security without a readily determinable fair value is impaired, the Group includes an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

(q)	Property and equipment, net

Property and equipment is stated at historical cost.

Depreciation is recognized over the following useful lives in straight-line method, taking into consideration the assets’ estimated salvage value:

Building	30 years
Computer equipment	3 to 5 years
Furniture, fixtures and office equipment	3 to 5 years
Software	3 to 10 years
Motor vehicles	5 years
Leasehold improvements	The shorter of lease terms and estimated useful lives

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(r)	Intangible assets

Intangible assets mainly consist of externally acquired intangible assets resulting from the acquisitions of entities and accounted for using the acquisition method of accounting, which are estimated by management based on the fair value of assets acquired at the acquisition date. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 6 to 10 years.

The Group has no intangible assets with indefinite useful lives.

(s)	Impairment of long-lived assets, excluding goodwill

Long-lived assets, including property and equipment, intangible assets, other non-current assets subject to amortization and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(t)	Goodwill

In connection with the adoption of ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment as of January 1, 2020, the goodwill impairment test was simplified by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value. Goodwill is not amortized, but tested annually for impairment on a qualitative or quantitative basis for the reporting unit as of December 31, or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level. When performing the annual impairment test, the Company has the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. If such a conclusion is reached, the Company would then be required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of the reporting unit with its fair value, which is generally calculated using the discounted cash flow method.

(u)	Employee benefit plans

As stipulated by the regulations of the PRC, the Company’s PRC subsidiaries are required to contribute to various defined contribution plans, organized by municipal and provincial governments on behalf of their employees. The contributions to these plans are based on certain percentages of the employee’s standard salary base as determined by the local Social Security Bureau. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above.

Employee benefit expenses recognized under these plans for the nine-month periods September 30, 2024 and 2025 are allocated to the following expense items.

	Nine-month period September 30,
	2024	2025
	RMB	RMB
Cost of revenues	6,384,006	6,735,460
Research and development	197,190	192,263
Sales and marketing	3,930,139	2,948,340
General and administrative	2,534,935	2,447,738
Total expense due to employee benefit plans	13,046,270	12,323,801

(v)	Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing net income (losses), considering the accretions to redemption value of the redeemable non-controlling interests, by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, any net income (losses) is allocated between common shares and other participating securities based on their participating rights in undistributed earnings (losses). Net losses are not allocated to participating securities when the participating securities does not have contractual obligation to share losses. The Company’s certain non-vested shares relating to the share-based awards under the share incentive plan were considered participating securities since the holders of these securities have non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid). The non-vested shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any net income is allocated on a pro rata basis to the common shares and the non-vested shares that were considered participating securities, whereas net loss is allocated to common shares only.

Diluted earnings (losses) per share is calculated by dividing net income (losses) adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of common shares issuable upon vesting of the non-vested shares or exercise of outstanding share options (using the treasury stock method). Common equivalent shares are not included in the denominator of the diluted earnings (losses) per share computation when inclusion of such shares would be anti-dilutive.

The Group uses net loss as the control number in determining whether the potential common shares are dilutive or anti-dilutive.

(w)	Segment reporting

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the chief operating decision maker for making operating decisions about the allocation of resources and the assessment of performance in determining the Group’s operating segments. The Group classified the operating segments for the periods ended September 30, 2024 and 2025 into (i) Overseas art study services (ii) Other educational services and (iii) Other services. Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(x)	Business combination

Business combinations are recorded using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires an acquirer to determine the identifiable acquired assets, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(y)	Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements for interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

(3)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	September 30,
	2024	2025
	RMB	RMB
VAT-input deductible	837,896	667,881
Income tax refundable	15,463	15,463
Amount due from Beijing Shouyiren (i)	1,696,285	1,696,285
Amount due from Beijing Kamo (ii)	2,800,000	2,800,000
Amount due from Beijing Huimei (iii)	9,824,724	10,859,923
Advances to employees	4,580,000	4,648,147
Prepaid marketing fee	1,783,457	886,630
Advances to suppliers	3,666,957	3,231,093
Other current assets	2,198,052	4,627,769
Total prepaid expenses and other current assets	27,402,834	29,433,191

(4)	LONG-TERM INVESTMENTS

	December 31,	September 30,
	2024	2025
	RMB	RMB
EEO Group	38,000,000	—
Total other equity investments	38,000,000	—

The Group accounts for its equity investments that do not have readily determinable fair value in accordance with ASC321 Investment—Equity Securities effective on January 1, 2018, and elected to measure these investments without readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

Prior to January 1, 2019, the Group acquired 7.95% equity interests of ApplySquare Education & Technology Co., Ltd (“ApplySquare”) in exchange for USD 3,000,000 (equivalent to RMB 19,721,700) in cash. As of January 1, 2019, the carrying amount of the investment in ApplySquare was RMB 22,471,700. As of December 31, 2019, ACG made a qualitative assessment and identified that Applysquare failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicated that impairment existed. With the assistance of an independent appraiser, the Company evaluated the fair value of the investment in Applysquare as of December 31, 2019 and recorded an impairment loss of RMB 20,895,309 based on the valuation result. Due to the severe shortage of working capital and negative market impact on its business in the year ended December 31, 2020, the Group recognized an impairment loss of RMB 1,576,391 to reduce the investment to zero. In 2024, due to new investments of other parties, the Group’s equity interests of ApplySquare were diluted to 7.6442%.

Prior to January 1, 2019, the Group acquired 20% equity interests of Beijing Xiaozhi Education Technology Co., Ltd. (“Xiaozhi”) in exchange for RMB 6,000,000 in cash. According to the shares purchase agreement, ACG has the right to appoint one director. The Company paid RMB 6,000,000 in cash to Xiaozhi in January 2019. The investment is not in-substance common stock due to the liquidation preference feature. During the year ended December 31, 2021, ACG made a qualitative assessment and identified that Xiaozhi failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicated that impairment existed. The Group recognized an impairment loss of RMB 6,000,000 to reduce the investment to zero.

Long-term investment in Beijing Futou Technology Co., Ltd (“Futou Technology”) was acquired in connection with the acquisition of Huanqiuyimeng in 2019, which held 15% equity interests in Futou Technology. Due to the severe shortage of working capital and negative market impact on its business in the year ended December 31, 2020, the Group recognized an impairment loss of RMB 150,000 to reduce the investment to zero.

Prior to January 1, 2019, the Group acquired 8.33% equity interests of Beijing Empower Education Online Co., Ltd. (“EEO”) in exchange for RMB 38,000,000 in cash.

In July 2020, EEO underwent an internal reorganization pursuant to which the Company exchanged its equity interest in EEO to EEO Group, a newly established holding company incorporated in Cayman Islands. The equity interests in EEO Group are substantially equivalent to the exchanged equity interests in EEO. EEO Group also entered into two rounds of financing agreements with certain new investors in July and November 2020, respectively. After the internal reorganization and new financings in 2020, ACG’s equity interest in EEO Group decreased from 8.33% to 4.822%. Since the securities issued during new financing arrangements are not identical or similar in terms of rights and obligations to the equity securities held by the Company, the Company did not adjust the carrying amount of the long-term investments in EEO Group.

On March 30, 2021, EEO Group entered into a financing agreement with a group of new investors. After EEO Group’s new financing, ACG’s equity shares decreased from 4.822% to 4.433%. Since the securities issued during this new financing arrangements are not identical or similar in terms of rights and obligations to the equity securities held by the Company, the Company did not adjust the carrying amount of the long-term investments in EEO Group.

Long-term investment in Beijing Quanouyimeng Culture Communication Co., Ltd. (“Quanouyimeng”), an entity that mainly delivers foreign language training services, was acquired in connection with the acquisition of Huanqiuyimeng in 2019, which held 100 % equity interests in Quanouyimeng.

On June 10, 2022, the Group entered into a loan agreement with Quanouyimeng and committed to provide an interest free loan up to RMB0.95 million to Quanouyimeng, pursuant to which, the Group paid RMB0.65 million before September 30, 2022 and the remaining RMB0.30 million in October 2022.

On July 1, 2022, Huanqiuyimeng sold 70 % equity interests in Quanouyimeng to its management employee at nil consideration. As a result, the Group deconsolidated Quanouyimeng as of July 1, 2022 when the Company no longer has a controlling financial interest in Quanouyimeng, by removing its net liabilities, writing-off the receivables due from Quanouyimeng and recognizing a disposal gain of RMB682,996 according to ASC 810-10, with the remaining 30 % equity interests of Quanouyimeng remeasured at nil fair value.

(5)	FAIR VALUE MEASUREMENT

The other equity investments without readily determinable fair value are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. If an impairment or observable price adjustment is recognized on the equity securities during the period, the Company will classify these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

To estimate the fair value of investment in Quanouyimeng as of July 1, 2022, the Group used DCF Model, which is based on the fair value of the entire invested capital of Quanouyimeng using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. The Group recorded a gain on disposal of equity interests in Quanouyimeng amounting to RMB 682,996 for the year ended December 31, 2022.

The Group’s other financial instruments consist of cash and cash equivalents, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, loan receivable, net, accrued expenses and other payables and short-term loans, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.

The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2023 and 2024, respectively.

(6)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	September 30,
	2024	2025
	RMB	RMB
Building (i)	53,049,213	53,049,212
Computer equipment	3,687,643	3,041,144
Furniture, fixtures and office equipment	3,933,670	3,946,778
Motor vehicles	1,667,222	1,667,222
Software	1,565,195	1,654,860
Leasehold improvements	12,428,593	11,561,752
	76,331,536	85,765,308
Less: accumulated depreciation and amortization	(37,633,450)	(51,956,645)
Property and equipment, net	38,698,086	33,808,663
(i)

In November 2024, Beijing Miusi Education Consultation Co., Ltd. (Beijing Miusi), a wholly-owned subsidiary of Huanqiuyimeng entered into a one-year Commercial Loan Facility with Shanghai Pudong Development Bank Co., Ltd. Beijing Branch, which is pledged by the real estate property owned by ATA Education, see Note 10 for details.

Total depreciation expense recognized for the periods ended September 30, 2024 and 2025 is allocated to the following expense items:

	Nine -month September 30,
	2024	2025
	RMB	RMB
Cost of revenues	383,820	142,429
Research and development	13,808	—
Sales and marketing	30,788	12,704
General and administrative	4,141,284	7,053,643
Total depreciation expense	4,569,700	7,208,776

(7)	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill

ACG acquired 100% equity interests of Huanqiuyimeng and its subsidiaries in the year of 2019. This acquisition was accounted for under the acquisition method of accounting and the excess of fair values of the consideration and non-controlling interests over the fair value of the identifiable net assets of Huanqiuyimeng is recorded as goodwill of RMB 200,478,795.

In May and August 2020, the Group disposed three campuses in relation to the junior art education service to third parties. A decrease in goodwill of RMB 5,723,832 allocated to these campuses within the junior art education service was recognized based on the relative fair values of the campuses being disposed of and the portion of the reporting unit retained.

In July 2022, the Group disposed 70 % equity interests of Quanouyimeng in relation to majority of the foreign language training services to a third party, see Note 5 for details. Nil goodwill was allocated to the disposal group, of which the fair value is determined as nil.

In September 2022, the Group entered into an agreement with Youru. This acquisition was accounted for under the acquisition method and the company recognized a goodwill amounting to RMB1,534,529 accordingly, see Note 3 for details.

The carrying amount of goodwill by reporting unit is as follows:

	Overseas art study	Other Educational
	services	Services	Consolidate
	RMB	RMB	RMB
Balance as of December 31, 2024 and September 30, 2025	177,581,176	18,708,316	196,289,492

The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models and the key assumptions used in the valuation models include forecasted revenue growth rates, forecasted operating margins and the discount rate. No impairment was identified and recorded for the periods ended September 30, 2024 and 2025.

(b)	Intangible assets

The following table summarizes the Company’s intangible assets, as of December 31, 2024 and September 30, 2025.

	December 31, 2024
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Trademark (i)	84,000,000	(43,208,333)	—	40,791,667	10
Non-compete arrangements (ii)	56,000,000	(50,555,556)	—	5,444,444	6
Total intangible assets	140,000,000	(93,763,889)	—	46,236,111

	September 30, 2025
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Trademark (i)	84,000,000	(49,508,333)	—	34,491,667	10
Non-compete arrangements (ii)	56,000,000	(56,000,000)	—	—	6
Total intangible assets	140,000,000	(105,508,333)	—	34,491,667

Total amortization expense recognized for the periods ended September 30, 2024 and 2025 is allocated to the following expense items:

	Nine -month September 30,
	2024	2025
	RMB	RMB
General and administrative	13,216,667	11,744,444
Total amortization expense	13,216,667	11,744,444
(i)	Trademark was recorded as a result of the acquisition of Huanqiuyimeng businesses.
(ii)	Non-compete arrangements were recorded as a result of the acquisition of Huanqiuyimeng businesses.

As of September 30, 2025, the estimated amortization expense for the next five years and thereafter are as follows:

September 30
RMB
Remaining three months of 2025	2,100,000
2026	8,400,000
2027	8,400,000
2028	8,400,000
2029	5,108,333
2030	500,000
Thereafter	1,583,334
Total estimated amortization expense	34,491,667

(8)	LEASES

The primary leases that the Group entered into were for training centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

As of December 31, 2023, the Company has 25 operating leases for training center and office spaces with remaining terms expiring from 1 through 54 months and a weighted average remaining lease term of 2.17 years. Weighted average discount rates used in the calculation of the lease liability is 6.56%. As of December 31, 2024, the Company has 25 operating leases for training center and office spaces with remaining terms expiring from 2 through 54 months and a weighted average remaining lease term of 3.55 years. Weighted average discount rates used in the calculation of the lease liability is 6.51%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Operating lease costs for the years ended December 31, 2022, 2023 and 2024 were RMB 18,456,989, RMB 18,600,344 and RMB 19,889,910, respectively, which excluded cost of short-term contracts. Short-term lease expense, with a lease term of 12 months or less, for the years ended December 31, 2022, 2023 and 2024 were RMB 3,412,129, RMB 3,950,259 and RMB 5,617,080, respectively. Short-term lease commitments as of December 31, 2024 was RMB 427,475. There were no variable lease costs or sublease income for leased assets for the years ended December 31, 2022, 2023 and 2024.

The impact of ASC 842 on the consolidated balance sheets as of December 31, 2023 and 2024 was as follows:

	December 31,	September 30,
	2024	2025
	RMB	RMB
Operating leases:
Right-of-use assets	35,907,761	35,347,613
Lease liabilities-current	18,085,643	16,238,233
Lease liabilities-non-current	17,120,842	17,579,017

Other information related to leases is presented below:

	Nine-month period September 30,
	2024	2025
	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	14,546,175	15,757,738
Lease liability arising from obtaining Right-of-use assets	28,487,903	25,971,623

Maturities of lease liabilities under non-cancellable leases as of December 31, 2024 are as follows:

Operating leases
RMB
2025	4,411,850
2026	15,985,030
2027	10,717,193
2028	5,101,789
2029	377,318
Total undiscounted lease payments	36,593,180
Less: Imputed interest	(2,775,930)
Total lease liabilities	33,817,250

(9)SHORT-TERM LOANS

Loan Facility

In May 2022, Huanqiuyimeng entered into a two-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 20,000,000 at an interest rate, which is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China at the time upon drawing of credit lines to support the working capital need of Huanqiuyimeng. The Facility is pledged by the real estate property owned by ATA Education under a two-year pledge agreement among ATA Education, Huanqiuyimeng and China Minsheng Bank Beijing Branch. The Group did not withdraw any line of credit from this loan facility throughout the two-year time.

In November 2024, Beijing Miusi entered into a one-year Commercial Loan Facility (the “2024 Facility”) with Shanghai Pudong Development Bank Co., Ltd. Beijing Branch to borrow up to RMB 17,000,000 at an interest rate, which is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China at the time upon drawing of credit lines to support the working capital need of the Group. The 2024 Facility is pledged by the real estate property owned by ATA Education under a three-year pledge agreement among ATA Education, Beijing Miusi and Shanghai Pudong Development Bank Co., Ltd. Beijing Branch. For the year ended December 31, 2024, the Group has not withdrawn any line of credit from this loan facility.

(10)ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,	September 30,
	2024	2025
	RMB	RMB
Refund liability*	23,923,454	24,895,971
Accrued payroll and welfare	19,185,023	13,030,823
Accrued professional services expenses	3,237,079	977,664
Other current liabilities	10,027,404	6,512,186
Total accrued expenses and other payables	56,372,960	45,416,644

Other current liabilities as of December 31, 2024 and September 30, 2025 mainly include accrued advertising and outsourcing fees, value-added tax and other taxes payable, and other operating expense payable.

*Refund liability represents the estimated amount of refund if a student decides to withdraw from the Group’s programs or services or a full or partial return of the service fees are repaid to students based on the final outcome of the performance targets and is estimated based on historical experience and performance.

(11)NET REVENUES

The components of net revenues for the periods ended September 30, 2024 and 2025, are as follows:

	Nine -month September 30,
	2024	2025
	RMB	RMB
Portfolio training services	125,041,473	125,934,123
Research-based learning services	12,555,036	17,217,662
Overseas study counselling services	20,388,702	25,182,446
Other educational services	9,159,342	10,651,498
Net Revenues	167,144,553	178,985,729

(12)INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

ACG HK did not derive any income that is subject to Hong Kong profits tax for the taxable years ended December 31, 2024 and nine -month September 30,2025. Accordingly, no provision for Hong Kong profits tax was required.

People’s Republic of China

The Company’s consolidated PRC entities file separate income tax returns.

Under the Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25% effective from January 1, 2008. Entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%. If an HNTE enterprise no longer satisfies the related accreditation criteria, its certificate will be cancelled and it will cease to be entitled to the related tax incentives.

The Company’s PRC entities are subject to income tax at 25%, unless otherwise specified.

In December 2008, ATA Education received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Education to the preferential income tax rate of 15 % effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15 % effective retroactively from January 1, 2011 to December 31, 2013. In October 2014 and 2017, ATA Education received approval from the tax authority on its renewal as an HNTE, which entitled it to the preferential income tax rate of 15 % effective from January 1, 2014 to December 31, 2016 and from January 1, 2017 to December 31, 2019, respectively. In December 2020, ATA Education received approval from the tax authority on its renewal as an HNTE, which entitled it to the preferential income tax rate of 15 % effective retroactively from January 1, 2020 to December 31, 2022.

The EIT Law and its relevant regulations impose a withholding tax at 10% for earnings generated beginning January 1, 2008, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2024 and September 30, 2025, the Company has not accrued income taxes on earnings of RMB 1,966,439 and RMB 76,559 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB196,644 and RMB7,656, respectively as of December 31, 2024 and September 30, 2025.

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Nine -month September 30,
	2024	2025
	RMB	RMB
PRC
Current income tax expense	—	—
Deferred income tax benefit	(9,823,637)	(7,246,803)
Total income tax benefit	(9,823,637)	(7,246,803)

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for nine -month September 30,2024 and 2025 to earnings before income taxes due to the following:

	Nine -month September 30,
	2024	2025
	RMB	RMB
Computed “expected” income tax benefit	(14,794,555)	(7,247,618)
Increase in valuation allowance	3,508,598	2,710,017
Entities not subject to income tax	619,706	(3,024,388)
Non-deductible expenses	—	—
Entertainment	260,507	198,627
Share-based compensation	663,262	116,569
Other non-deductible expenses	—	—
Disposal of equity interests in subsidiaries	—	—
Other	(81,155)	(10)
Actual income tax benefit	(9,823,637)	(7,246,803)

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

For the years ended December 31, 2024 and for the nine -month September 30,2025, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning 2018.

(13)SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. There are no inter-segment revenue transactions and, therefore, revenues are only generated from external customers. The accounting policies of the segments are the same as those used by the Group.

For nine months ended September 30, 2024 and 2025, the Group classified the operating segments into (i) Overseas art study services (ii) Other educational services and (iii) Other services.

Overseas art study services and Other educational services have been identified as two separate reportable segments, as the two operating segments have met the quantitative threshold of 10 percent to be considered reportable respectively. Other services are reported as others because revenue from reportable segments of Overseas art study services and Other educational services exceeds 75 percent of the total consolidated net revenues and management determines that no further reportable segments need to be identified and disclosed.

Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and income (loss) from operations. There are no separate segment assets and segment liabilities information provided to the Group’s Chief Executive Officer, as he does not use this information to allocate resources or evaluate the performance of the segments.

The following table presents selected financial information relating to the Group’s segments:

	Overseas art study	Other educational
For nine months ended September 30, 2025:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	168,334,231	10,651,498	—	178,985,729
Operating cost and expenses:
Cost of revenues	88,774,573	10,076,345	65,560	98,916,478
Research and development	2,345,997	10,887	2,330	2,359,214
Selling and marketing	60,099,090	2,451,100	23,653	62,573,843
Unallocated corporate expenses*	—	—	—	60,131,363
Impairment loss of intangible assets and other non-current assets	—	—	—	—
Provision for loan receivable and other receivables	—	—	(3,781,662)	(3,781,662)
Total operating cost and expenses	151,219,660	12,538,332	(3,690,119)	220,199,236
Other operating income, net	62,187	—	56,415	118,602
Income (Loss) from operations	17,176,758	(1,886,834)	3,746,534	(41,094,905)
Unallocated other income, net				12,104,433
Loss before income taxes				(28,990,472)

	Overseas art study	Other educational
For nine months ended September 30, 2024:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	157,985,211	9,159,342	—	167,144,553
Operating cost and expenses:
Cost of revenues	84,521,064	4,915,758	106,820	89,543,642
Research and development	2,703,386	59,066	161,639	2,924,091
Selling and marketing	67,002,262	5,323,802	61,116	72,387,180
Unallocated corporate expenses*	—	—	—	62,414,642
Impairment loss of intangible assets and other non-current assets	—	—	—	—
Provision for loan receivable and other receivables	—	—	—	—
Total operating cost and expenses	154,226,712	10,298,626	329,575	227,269,555
Other operating income, net	36,439	—	50,147	86,586
Income (Loss) from operations	3,794,938	(1,139,284)	(279,428)	(60,038,416)
Unallocated other income, net				860,197
Loss before income taxes				(59,178,219)

* Unallocated corporate expenses represent the general and administrative expenses for nine months ended September 30, 2024 and 2025.

Majority of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(14)SHARE-BASED COMPENSATION

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2024, 10,558,411 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

Under the 2008 Plan (including the original and both versions of the Amendment and Restatement), share options are generally granted with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months, unless a shorter or longer duration is established at the time of the option grant. Share options are granted at an exercise price equal to or as an average over a certain number of trading days of the fair market value of the Company’s share at the date of grant and expire 10 years from the grant date, unless a shorter or longer expiration period is specified.

Under the 2008 Plan (including the original and both versions of the Amendment and Restatement), non-vested shares are generally granted with a graded vesting as to 25% at the end of each year from the grant date over 4 years, or with certain percentage vesting on the grant date or first anniversary of the grant date and the remaining portion vesting ratably over the following 36 months, unless a shorter or longer duration is established at the time of the grant.

For the graded vesting share options and non-vested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards.

In January 2017, 2,700,000 non-vested shares were granted to employees and officers with a graded vesting as to 25% at the end of each year from the grant date over 4 years and 900,000 share options were granted to Company’s employees and officers, 25% of the options vest on the first anniversary of the grant date with the remaining 75% vesting evenly over the following 36 months. The exercise price of these options is USD 1.705 per common share.

In August 2017, 50,000 share options were granted to an employee, 25% of the options vest on the first anniversary of the grant date with the remaining 75% vesting evenly over the following 36 months. The exercise price of these options is USD 2.35 per common share.

In July 2018, 129,168 share options and 1,262,250 non-vested shares were cancelled in connection with the ATA Online Sale Transaction. RMB 6,753,771 compensation costs were accelerated and recognized for the year ended December 31, 2018.

In November 2018, 1,772,584 share options, including 1,215,114 vested share options and 557,470 non-vested share options were cancelled in accordance with the board of directors’ resolutions. RMB 877,321 of compensation costs were accelerated and recognized for the year ended December 31, 2018.

In November 2018, 1,452,600 share options were issued to certain employees and officers with 4 years’ service condition and annual performance targets for the year 2018, 2019, 2020 and 2021, among which 363,150 share options were granted in November 2018 and the remaining portion will be granted when the employee knows the specific performance target. As the performance condition for the year 2018 was not achieved, no compensation cost was recognized for these share options. In addition, 690,000 share options were granted to employees and officers, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months. The exercise price of these options is USD 0.578 per common share. In addition, 800,000 non-vested shares were granted to directors, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months.

In December 2018, 1,772,584 shares were granted to employees and officers, among which 1,412,336 shares vested immediately on the grant date and the remaining shares vested for a period from January 1, 2019 to September 1, 2021.

In January and March 2019, 50,000 and 20,000 share options were granted to employees and officers, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months. The exercise prices of these two tranches options are USD 0.4868 and USD 0.532 per common share respectively.

In 2019, 1,698,790 share options with exercise price at USD 1.2611 per common share were issued to certain officer with service condition and specific performance target, among which 424,698 share options (the “First Tranche”) were granted on March 25, 2020 and vested on April 1, 2022; 424,698 share options (the “Second Tranche”) were granted on March 15, 2022 and vested on April 1, 2023; 424,697 share options (the “Third Tranche”) were granted on May 5, 2023 and vested on April 1, 2024; 424,697 share options (the “Fourth Tranche”) were granted on March 19, 2024, none vested on April 1, 2024 due to failure to meet the specific performance target.

In November 2020, 842,000 share options with exercise price at USD 0.5697 per common share were issued to certain employees with service condition and specific performance target, among which 181,750 share options (the “First Tranche -A”), 173,002 share options (the “Second Tranche-A”), 158,000 share options (the “Third Tranche-A”), and 149,250 share options (the “Fourth Tranche-A”) were granted on April 15, 2021, April 15, 2022, April 15, 2023, and April 15, 2024, respectively. 46,050 share options among the First Tranche-A has met the performance condition set forth in the grant agreements and vested on June 30, 2022. 57,250 share options among the Second Tranche-A has met the performance condition set forth in the grant agreements and has vested on April 1, 2023. 83,400 share options among the Third Tranche-A has met the performance condition set forth in the grant agreements and has vested on April 1, 2024. 71,950 share options among the Fourth Tranche-A has met the performance condition set forth in the grant agreements and has vested on April 1, 2025.

In November 2020, 310,000 restricted shares were issued to certain employees with service condition and specific performance target, among which 77,500 shares (the “First Tranche- B”), 77,500 shares (the “Second Tranche-B”), 72,500 shares (the “Third Tranche-B”), and 71,250 shares (the “Fourth Tranche-B”) were granted on April 15, 2021, April 15, 2022, April 15, 2023, and April 15, 2024, respectively. 16,000 shares among the First Tranche-B has met the performance condition set forth in the grant agreements and vested on June 30, 2022, 24,750 shares among the Second Tranche-B has met the performance condition set forth in the grant agreements and vested on April 1, 2023, 43,250 shares among the Third Tranche - B has met the performance condition set forth in the grant agreements and vested on April 1, 2024, and 38,750 shares among the Fourth Tranche-B has met the performance condition set forth in the grant agreements and vested on April 1, 2025.

In February 2022, 200,000 share options with exercise price at USD 0.79 per common share were granted to certain officer with service condition, with one fourth of the total number vesting on each of the first, second, third and fourth anniversary date of the grant date.

273,000 restricted shares were granted to an employee with service condition on October 27, 2022, among which 40% of the shares shall vest on October 27, 2023, 40% on October 27, 2024 and the remaining on October 27, 2025.

In November 2023, 20,000 share options with exercise price at USD 0.48 per common share were issued with service condition and specific performance target, among which 5,000 shares (the “First Tranche-C”) and 5,000 shares (the “Second Tranche-C”) were granted on November 1, 2023 and April 15, 2024, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 5,000 shares among the First Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2024. 3,000 shares among the Second Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2025.

800,000 non-vested shares were granted to directors in November 2023, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months.

In April 2024, 585,000 share options with exercise price at USD 0.43 per common share were issued with service condition and specific performance target, among which 146,250 shares (the “First Tranche-D”) were granted on April 15, 2024. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 96,250 shares among the First Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2025.

In April 2024, 100,000 restricted shares were issued to certain employees with service condition and specific performance target, among which 25,000 shares (the “First Tranche-E”) and 12,500 shares (the “Second Tranche-E”) were granted on April 15, 2024 and April 15, 2024, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 12,500 shares among the First Tranche-E has met the performance condition set forth in the grant agreements and vested on May 15, 2024; 5,000 shares among the Second Tranche-E has met the performance condition set forth in the grant agreements and vested on April 1, 2025.

Other than the restricted shares issued in November 2020 and October 2022, the restricted shares were awarded with non-forfeitable dividend rights before vesting.

A summary of the share options activities for ended December 31, 2022, 2023 and 2024:

		Weighted	Weighted	Aggregate
		average	remaining	Intrinsic
	Number of	exercise	contractual	Value
	shares	USD	years	USD
Outstanding as of December 31, 2024	1,832,918	1.07	—	—
Granted	147,500	0.43	—	—
Exercised	(12,410)	0.45	—	—
Forfeited	(625)	1.06	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of September 30, 2025	1,967,383	1.02	—	—
Vested and expected to vest as of December 31, 2024	1,967,383	1.02	4.23	—
Exercisable as of September 30, 2025	1,697,933	1.10	4.49	—

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2024, was determined based on the closing price of the Company’s common shares on December 31, 2024.

Information relating to options outstanding and exercisable as of December 31, 2024 is as follows:

Options outstanding as of September 30, 2025			Options exercisable as of September 30, 2025
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
16,800	0.53	3.46	16,800	0.53	3.46
1,274,093	1.26	3.85	1,274,093	1.26	3.85
237,150	0.57	5.25	165,200	0.57	5.25
200,000	0.79	6.36	150,000	0.79	6.36
9,215	0.48	8.26	4,215	0.48	8.26
230,125	0.43	9.26	87,625	0.43	9.26
1,967,383	1.02	4.23	1,697,933	1.10	4.49

The Company calculated the fair value of the share options on the grant date, for nine-month periods September 30, 2024 and 2025, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

Year Ended December 31 and September 30, 2025
	December 31, 2024	September 30, 2025
Expected dividend yield	0%/0%/0%/0%	0%/0%
Expected volatility	69%/70%/70%/70%	73%/73%
Expected term	3.17/3.79/5.29/5.46	4.96/4.79
Risk-free interest rate (per annum)	4.46%/4.73%/4.65%/4.65%	3.90%/3.89%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense recognized for share options for the year ended December 31, 2022, 2023 and 2024 is allocated to the following expense items:

	Year Ended December 31 and September 30, 2025
	2024	2025
	RMB	RMB
Cost of revenues	52,345	54,493
Research and development	—	—
Sales and marketing	36,325	16,200
General and administrative	927,683	127,369
Total share-based compensation expense	1,016,353	198,062

Non-vested shares

A summary of the non-vested shares activities for the year ended December 31, 2022, 2023 and 2024 is presented below:

		Weighted
		average
		grant
	Number	date fair
	of shares	value
		USD
Outstanding at December 31, 2024	681,683	0.49
Granted	6,250	0.43
Vested	(125,820)	0.64
Forfeited	—	0.43
Cancelled	—	—
Outstanding as of September 30, 2025	562,113	0.50

Compensation expense recognized for non-vested shares for the years ended December 31, 2024 and nine-month period ended September 30, 2025 is allocated to the following expense items:

	Year Ended December 31 and September 30, 2025
	2024	2025
	RMB	RMB
Cost of revenues	54,475	11,068
Sales and marketing	24,191	7,453
General and administrative	1,558,031	249,693
Total share-based compensation expense	1,636,697	268,214

As of September 30, 2025, RMB 795,541 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 2.07 years.

(15)COMMON SHARES

On December 18, 2019, the Company entered into a subscription agreement with CL-TCC, a company focusing on investments in culture and education industry, in connection with a private placement for the Company’s common shares. ACG completed this private placement with CL-TCC on December 24, 2019, under which it issued 5,662,634 common shares of the Company for gross proceeds of approximately $10.0 million. As of December 31, 2019, ACG has received cash consideration of $8.8 million (RMB 61.7 million) in accordance with the payment terms of the subscription agreement. The rest of the proceeds of $1.2 million (RMB 8.5 million) was received on April 10, 2020.

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs from the open market and through privately negotiated transactions, effective through December 31, 2020. By December 31, 2020, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631 for a total cash consideration of $0.6 million (RMB 4.0 million). This share repurchase plan expired on December 31, 2020. The Company has cumulatively used 1,124,626 ADSs and 1,124,626 ADSs purchased from the open market for settlement of vested share options and restricted shares vesting as of December 31, 2023 and 2024 respectively.

(16)STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after-tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before any distribution of dividends. As of December 31, 2023 and 2024, the PRC consolidated entities had accumulated statutory reserve balances of RMB 25,671,341 and RMB 25,671,341, respectively, which is restricted for distribution to the Company.

(17)RELATED PARTY TRANSACTIONS

(1) Purchase of equity interest from a Related Party

In 2023, we acquired 100% equity interests of Jinan Nuobi. The equity interest was transferred from Jun Zhang, the President and Director of the Company, and a consideration of RMB 0.5 million was paid in August, 2023.

(2) Purchase of Office Sharing Service and System Development and Data Services from an Affiliate Company

In October 2021, Huanqiuyimeng entered into an agreement for utilizing certain office space of ApplySquare with a term from October 16, 2021 to October 15, 2022. The total amount of the agreement was RMB1.2 million and expense of RMB 275,967 was recorded for the year ended December 31, 2021. In June 2022, Huanqiuyimeng entered into a supplementary agreement with Applysquare to increase the contract amount by RMB 22,000 for certain expense incurred. In September 2022, Huanqiuyimeng extended the above office space agreement for another year to October 15, 2023 and a total expense of RMB1,128,016 was recorded for the year ended December 31, 2022 in accordance with the above agreements. The office space agreement was terminated in March 2023 due to certain changes in operations. A total expense of RMB 236,960 was recorded for the year ended December 31, 2023.

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year charge of data and system maintenance services. RMB 3.7 million expense was recorded for the year ended December 31, 2022 in accordance with the development progress. In March 2023, Huanqiuyimeng entered into a supplementary agreement with Applysquare, under which the contract amount was reduced to RMB 6.3 million due to cost optimization. RMB 1.8 million and RMB 0.6 million expenses were recorded for the year ended December 31, 2023 and 2024. As of December 31, 2024, the system development has been completed.

(3) Purchase of video services from an Affiliate Company

In September 2022, Huanqiuyimeng entered into an agreement with ATA Learning Inc., pursuant to which ATA Learning Inc. provided professional videography and production of video services to Huanqiuyimeng. The total amount of the agreement was USD10,000. Majority of the services were completed in December 2022 and expense of RMB 49,579 and RMB 21,248 was recorded accordingly for the years ended December 31, 2022 and 2023, respectively.

(4) Purchase of outsourcing services from an Affiliate Company

Huanqiuyimeng recorded an expense of RMB 259,083 for the year ended December 31, 2024 for outsourcing services purchased from ATA Learning Inc. The services were mainly in relation to master classes.

(18)COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In March 2020, Mr. Xiaofeng Ma, our chairman and chief executive officer, received copies of the civil complaints with respect to a lawsuit filed by our two shareholders Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”), respectively with the Beijing Fourth Intermediate People’s Court (the “Beijing Intermediate Court”) relating to the Company’s sale of the ATA Online Business. The Company was also listed as a defendant and ATA Online was listed as an interested third party in such lawsuits. Alpha was a holder of 4,529,100 common shares of the Company and Dynamic was a holder of 188,000 common shares of the Company at the time of the completion of the sale of ATA Online Business.

The plaintiffs claimed that the sale of the ATA Online Business was a related-party transaction or a self-dealing transaction, for which approval by unrelated shareholders is required and the board of the directors of the Company did not have the right to approve such transaction; the plaintiffs also claimed that the ATA Online Business was worth more than the consideration of US$ 200.0 million paid by the buyer group, and thus the sale of ATA Online Business has caused losses to the plaintiffs as shareholders of the Company. The plaintiffs are requesting that the Beijing Intermediate Court rule that (i) all board resolutions of the Company regarding the sale of the ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma shall compensate the loss incurred by Alpha and Dynamic from the Company’s sale of the ATA Online Business for RMB 95.0 million and RMB 5.0 million, respectively; and (iii) the Company and Mr. Xiaofeng Ma shall jointly bear the attorney’s fees of Alpha and Dynamic for RMB 1.5 million and RMB 0.5 million, respectively, and other litigation costs.

The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported by court order. As a result, Beijing Intermediate Court had jurisdiction over these two cases. On March 18, 2022, the Supreme People’s Court issued (2022) Supreme People’s Court Ruling No. 48 and No. 49, holding that these two cases are international commercial cases of great influence and typical significance, and should be tried by the Second International Commercial Court of the Supreme People’s Court. On June 20, 2024, the Supreme People’s Court rendered the final judgment holding that shareholder approval was not required for the sale of the ATA Online Business and the board of the directors of the Company had the right to approve such transaction, and the consideration paid by the buyer group for the sale of the ATA Online Business was not unreasonable, therefore the all of the claims raised by Alpha and Dynamic were dismissed.

In addition, Alpha and Dynamic jointly filed a lawsuit with the Ningbo City Intermediate People’s Court (the “Ningbo Intermediate Court”) against Mr. Xiaofeng Ma, certain entities controlled by management members of ATA Online which were members of the buyer group, New Beauty Holdings Limited, the Company’s director Zhilei Tong, ChineseAll Digital Publishing Group Co., Ltd. and ATA Learning in connection with the Company’s sale of the ATA Online Business, and listed the Company and ATA Online as interested third parties. The plaintiffs are requesting that the Ningbo Intermediate Court rule that (i) all related party transactions between the defendants and the Company relating to the sale of ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma, the entities controlled by the management members of ATA Online and ChineseAll Digital Publishing Group Co., Ltd. shall return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, a wholly owned subsidiary of the Company, as the case may be; and (iii) all defendants and the Company shall jointly bear the attorney’s fees of the plaintiffs for RMB 15.0 million and other litigation costs.

The case was transferred by the Ningbo Intermediate Court to Beijing Intermediate Court for further proceeding. On January 18, 2023, the Beijing Intermediate Court issued an order of nonsuit which dismissed the case. On February 17, 2023, the plaintiffs appealed such order to Beijing High People’s Court and Beijing High People’s Court later accepted such appeal. On July 30, 2024, the Beijing Intermediate Court accepted this case. On August 15, 2024, Alpha and Dynamic filed a withdrawal application and the Beijing Intermediate Court approved such withdrawal application on August 27, 2024.

In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2023 and 2024.

Investment commitments

In August 2021, Huanqiuyimeng entered into an agreement with two third parties to invest in a new company, pursuant to which Huanqiuyimeng will invest RMB110.0 million in cash representing 55 % equity interests of the new company. The agreement was subsequently amended in March 2022 and October 2022. Pursuant to the amendments, the capital contribution by Huanqiuyimeng decreased to RMB30.0 million, representing 15% equity interests of the company, while a new investor ATA Learning (Beijing) Inc., a company controlled by Mr. Xiaofeng Kevin Ma, CEO and Chairman of the Group, will invest RMB 80.0 million, representing 40% equity interests in the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB30.0 million is due on December 31, 2031. In October 2024, Huanqiuyimeng transferred its 15% equity interests in the new company to a third party, upon which, Huanqiuyimeng may still have supplementary liability for the remaining investment commitment if the transferee fails to make the capital contribution before the due date, which is June 2032.

(19)EARNINGS (LOSSES) PER COMMON SHARE

Basic and diluted losses per common share are calculated as follows:

	Nine-month Period Ended September,30
	2024	2025
	RMB	RMB
Numerator:
Net loss attributable to ATA Creativity Global	(49,354,510)	(21,743,641)
Net loss available to common shareholders	(49,354,510)	(21,743,641)
Denominator:
Denominator for basic loss per share:
Weighted average common shares outstanding	49,354,510	63,359,691
Denominator for diluted loss per share	49,354,510	63,359,691
Basic loss per common share attributable to ATA Creativity Global	(0.78)	(0.34)
Diluted loss per common share attributable to ATA Creativity Global	(0.78)	(0.34)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted losses per share for the year ended December 31, 2024 and September 30, 2025, because their effect is anti-dilutive:

	Nine-month Period Ended September,30
	2024	2025
Shares issuable under restricted shares and share options	2,514,601	2,529,496